Exhibit 99.5

SCHEDULE II

CPI HOLDCO, INC.

AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deduction Amount (i.e., Write-off’s)	Balance at End of Period
Allowance for doubtful accounts receivable
Fiscal year ended 2002	$435	331	189	577
Fiscal year ended 2003	$577	133	135	575
Fiscal year ended 2004	$575	109	24	660